SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APRIL TRAFFIC GROWS 5% - UP 400,000 TO 7.8M

LOAD FACTOR RISES 3% DUE TO EASTER HOLIDAY

Ryanair today (6 May) released April traffic statistics (which are affected by the Easter holiday in April 2014, whereas Easter 2013 fell in March) as follows:

• Traffic grew by 400,000 to 7.8m customers (up 5%)

• Load factor increased 3% to 84%.

• Annual traffic rose to a record 82m customers (up 3%).

	Apr 13	Apr 14	Change	Yr to Apr 14
Customers	7.4m	7.8m	+5%	82m (+3%)
Load Factor	81%	84%	+3%	83%

 Ryanair's Robin Kiely said:

            "Ryanair traffic grew by 400,000 to 7.8m customers in April due to the presence of Easter in the month (but not in April the prior year), the continuing success of our lower fares and our improved customer experience,             including our great new website, allocated seating, a free 2nd small carry-on bag and PED (portable electric device) use on all flights."

ENDS

For further information
please contact:
                           Robin Kiely                            Joe Carmody
                                    Ryanair Ltd                            Edelman Ireland
                                    Tel: +353-1-9451212           Tel: +353-1-6789333
                                    press@ryanair.com              ryanair@edelman.com

                           Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 May, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary